UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 8-A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Spartan Motors, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Michigan (State of Incorporation or Organization)	38-2078923 (IRS Employer Identification Number)

1165 Reynolds Road Charlotte, Michigan (Address of Principal Executive Offices)	48813 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered

Series B Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.	Description of Registrant's Securities to be Registered.

                    On June 14, 2007, the Board of Directors of Spartan Motors, Inc. (the "Company") declared a dividend of one Series B Preferred Stock Purchase Right (the "Rights") on each outstanding share of common stock, $.01 par value (the "Common Stock"), of the Company to shareholders of record on July 9, 2007. Each Right will entitle the holder thereof until July 6, 2017 (or, if earlier, until the redemption of the Rights), to buy one one-hundredth of a share of Series B Preferred Stock, no par value (the "Preferred Stock"), at an exercise price of $125, subject to certain antidilution adjustments. The Rights will be represented by certificates for Common Stock and will not be exercisable or transferable apart from the Common Stock until the earlier of (a) the tenth day after the public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (such a person being referred to herein as an "Acquiring Person" and the date that 20% or more of the outstanding shares of Common Stock is acquired being referred to herein as the "Stock Acquisition Date"), (b) the tenth day after a person or group commences, or announces an intention to commence, a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 20% or more of the outstanding shares of Common Stock, or (c) ten business days after the Company's Board of Directors determines, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 15% or more of the outstanding shares of Common Stock is an "Adverse Person" (the earlier of such dates being referred to herein as the "Distribution Date"). Separate certificates representing the Rights will be mailed to record holders of Common Stock as of the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed, and could then begin trading separately from the Common Stock. Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Co., as Rights Agent (the "Rights Agent").

                    Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend rate of $12.50 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $250 per share but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the holders of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of

Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

                    In the event that, any time following the Stock Acquisition Date, the Company were acquired in a merger or other business combination transaction or in the event 50% or more of its assets or earning power were sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, any time following the Distribution Date, the Company were the surviving corporation in a merger with an Acquiring Person and its Common Stock was not changed or exchanged, or an Acquiring Person were to engage in certain specified self-dealing transactions with the Company, or an Acquiring Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock, or a person had been or was designated as an Adverse Person by the Company's Board of Directors in accordance with the criteria set forth in the Rights Agreement, proper provision shall be made so that each holder of a Right, other than the Acquiring Person, Adverse Person and certain related parties (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of such Right.

                    The Rights are redeemable, in whole but not in part, at a price of $.01 per Right at any time prior to the designation of a person as an Adverse Person under the Rights Agreement or the fifteenth day after the Stock Acquisition Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter, the only right of holders of the Rights will be to receive the redemption price. The Rights will expire on July 6, 2017 (unless earlier redeemed).

                    The purchase price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (b) as a result of the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (c) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

                    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights

Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement, so long as no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

                    As of May 1, 2007, there were 21,467,584 shares of Common Stock outstanding and 18,532,416 shares reserved for issuance. One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on July 9, 2007. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock issued so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 400,000 shares of Preferred Stock.

                    The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on the Rights being redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the fifteenth day after the Stock Acquisition Date since the Rights may be redeemed by the Company at $.01 per Right prior to such time.

                    The Rights Agreement, dated as of July 7, 2007, between the Company and American Stock Transfer & Trust Co. as Rights Agent, specifying the terms of the Rights (which includes as Exhibit A the form of Certificate of Designation, Preference and Rights of Series B Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Series B Preferred Stock), is attached to this Form 8-A as an exhibit and is incorporated by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

Item 2.	Exhibits.

1.

Rights Agreement, dated as of July 7, 2007, between Spartan Motors, Inc. and American Stock Transfer & Trust Co., which includes the form of Certificate of Designation, Preferences and Rights of Series B Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series B Preferred Stock as Exhibit C.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARTAN MOTORS, INC. (Registrant)

Date: July 10, 2007	By /s/ James W. Knapp
James W. Knapp Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit	Document

1.

Rights Agreement, dated as of July 7, 2007, between Spartan Motors, Inc. and American Stock Transfer & Trust Co., which includes the form of Certificate of Designation, Preferences and Rights of Series B Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series B Preferred Stock as Exhibit C.